

June 8, 2015

Via E-mail
Mr. Eugene G. Ballard
Chief Financial Officer
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

> **Re:** **W. R. Berkley Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-15202**

Dear Mr. Ballard:

We have reviewed your May 14, 2015 response to our April 17, 2015 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments.

Notes to the Consolidated Financial Statements

(13) Fair Value Measurement, page 71

1. Refer to your response to our prior comment 2. Please expand your analyses under ASC 320-10-50-1B and ASC 820-10-50-2B provided in your response to our prior comment 1 to further support your determination of "major security types" and "classes" of fixed maturity securities herein and in Notes 4 and 12. In this regard, your disclosure on page 46 shows significant concentrations within state and municipal of special revenue fixed maturity securities and within corporate of asset-backed fixed maturity securities. Help us understand why these disclosures are material yet further disaggregation under ASC 320-10-50-1B and ASC 820-10-50-2B is not necessary. Also, compare and analyze the risks and economics between your special revenue versus your other state and municipal fixed maturity securities, and between your asset-backed corporate versus your other corporate fixed maturity securities.

2. We have reviewed your proposed disclosure in response to our prior comment 3 and are not clear how it meets the disclosure objective in ASC 820-10-50-2bbb. As previously requested, please provide us, for each "class" of level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. To the extent that you use more than one technique in a class, tell us:
    - the extent to which you use each technique for the class;
    - what determines when each technique is used in the class; and
    - the inputs for each technique in the class.

(14) Reserves for Losses and Loss Expenses, page 74

3. We have reviewed your response to our prior comment 4. Please provide us proposed disclosure to be included in future periodic reports that includes the following:
    - The amount of your reserves that are discounted and the percentage represented by non-proportional versus proportional.
    - The reason that you do not use the statutory rates to discount the non-proportional reserves.
    - That the risk-free rate used for non-proportional is determined annually reflecting a weighted average rate for the period, once established no adjustments are made for that period, and subsequent adjustments for those reserves are discounted at the same rate regardless of when the adjustment is recognized.

    You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 or me at (202) 551-3679 if you have any questions.

                                Sincerely,

                                /s/ Jim B. Rosenberg

                                Jim B. Rosenberg
                                Senior Assistant Chief Accountant